

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 12, 2009

Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer
Eaton Corporation
Eaton Center, 1111 Superior Avenue
Cleveland, Ohio 44114

      RE: **Eaton Corporation**
                    Form 10-K for Fiscal Year Ended December 31, 2008
                    Form 10-Q for Fiscal Quarter Ended March 31, 2009
                    Definitive Proxy Statement on Schedule 14A filed March 13, 2009
                    File No. 1-01396

Dear Mr. Fearon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief